FIRST INTERSTATE BOARD REJECTS WELLS FARGO'S
                             REVISED TAKEOVER PROPOSAL

                 -- SAYS FIRST BANK MERGER OFFERS BEST ALTERNATIVE
               FOR CREATING NEAR- AND LONG-TERM SHAREHOLDER VALUE --


        LOS ANGELES, NOVEMBER 20, 1995 -- First Interstate Bancorp (NYSE:I) said today its Board of Directors, by unanimous vote, rejected Wells Fargo & Company's revised acquisition proposal as not in the best interests of First Interstate and its shareholders and recommended that shareholders reject the Wells offer and not tender their shares of First Interstate Common Stock pursuant to the Wells offer. The Board also reaffirmed its determination that the terms of its announced merger with First Bank System (FBS) are fair to, and in the best interests of, First Interstate and its shareholders.
        The Board's consideration of Wells Fargo's revised proposal and the FBS merger follows an extensive process of evaluating the company's strategic alternatives for enhancing shareholder value. After Wells made its initial takeover proposal public on October 18, First Interstate chairman and CEO, William E. B. Siart, engaged in extensive discussions with Wells Fargo, as well as with other potential merger candidates. A full account of that process is contained in the Schedule 14D-9 filed today by First Interstate with the Securities and Exchange Commission.

        Mr. Siart said: "First Interstate believes that the strategic combination of First Interstate and FBS will create a dynamic, lower risk, multi-state banking alliance that will provide substantial near-term and long-range value.

        "We are convinced that this merger is a winning combination for the long-term benefit of our shareholders and the communities we serve. We believe it is unfortunate that a respected institution like Wells Fargo would jeopardize its reputation by ignoring our Board of Directors' carefully considered decision and choosing instead to recklessly pursue its hostile takeover proposal. We will not be deterred or distracted from completing our pending merger with First Bank on your behalf," concluded Mr. Siart.
        The First Interstate Banks in 13 western states provide financial products and services to customers through 1,148 offices. These banks serve individuals, small businesses, middle market companies and selected large corporations and financial institutions primarily in the West. Working together with Standard Chartered Bank of London, First Interstate provides a variety of international banking services and extends its reach to companies around the world. First Interstate provides quality financial products and services marketed at the local level to nearly five million households in over 500 western communities.

                                      #  #  #

(The full text of a letter to First Interstate shareholders from William
E. B. Siart, on behalf of the Board of Directors, is attached.)







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Dear First Interstate Shareholder:

        On November 6, 1995, First Interstate announced that it had entered into a merger agreement with First Bank System, Inc. ("FBS") pursuant to which First Interstate would merger with a subsidiary of FBS and each of your shares of First Interstate common stock would be converted into 2.6 shares of FBS common stock.
        On November 13, 1995, Wells Fargo & Company announced that it intended to commence an unsolicited exchange offer in which holders of First Interstate common stock would have the right to exchange each of their shares for two-thirds of a share of Wells common stock. (The Wells exchange offer has not yet commenced and it may be several weeks or longer before you receive any materials with respect to it.) This announcement followed the First Interstate Board's rejection of Wells' earlier unsolicited proposal to merge with First Interstate in a transaction in which First Interstate's shareholders would receive .625 (or possibly .65) shares of Wells common stock for each First Interstate share.
        Your Board of Directors believes that the merger with FBS is in the best interests of First Interstate and its shareholders. ACCORDINGLY, THE BOARD RECOMMENDS THAT YOU REJECT THE WELLS FARGO & COMPANY EXCHANGE OFFER AND, WHEN AND IF SUCH OFFER IS COMMENCED, NOT TENDER ANY OF YOUR SHARES TO WELLS FARGO.
        Your Board's consideration of Wells Fargo's revised proposal and the FBS merger follows an extensive process of evaluating the company's strategic alternatives for enhancing shareholder value. This process began several months prior to Wells' initial unsolicited bid and included discussions and evaluations of several potential merger possibilities, including one with Wells Fargo. The record is clear. After Wells made its initial takeover proposal public on October 18, on behalf of your Board I engaged in extensive discussions with Wells Fargo, as well as with other potential merger candidates. A full account of that process is contained in the Schedule 14D-9 filed today by First Interstate with the Securities and Exchange Commission and enclosed with this letter.
        The First Interstate Board believes that the strategic combination of First Interstate and FBS creates a dynamic, lower risk, multi-state banking alliance that will provide substantial near-term and long-range value to you. Your Board and management believe that this combination offers better value to First Interstate's shareholders than the Wells offer.
        In reaching its determination to reaffirm the FBS merger and recommend rejection of the Wells offer, the First Interstate Board relied upon a number of factors, including:

o the greater earnings per share and cash flow per share of an FBS combination compared to a Wells Fargo combination;

o the higher dividends per share to be received by First Interstate shareholders as a result of the FBS merger than with a Wells Fargo combination;

o the reduced credit risk resulting from operations in 21 states under the FBS merger as contrasted with the substantially greater exposure to the California market that would result from a merger with Wells;

o the superior market position created by an FBS merger -- a top three ranking, in terms of deposit market share, in ten states -- as opposed to increasing First Interstate's top three ranking in only one state in a Wells merger;







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o    the substantial loss of revenue, as compared to Wells' public statements, that would result from Wells' proposed branch closings, other cost saving measures and antitrust divestitures (revenue losses not present in the FBS merger);

o the dependence of the value of the Wells offer on Wells' sustaining its high price-to- earnings ratio relative to other high quality bank stocks, including FBS;

o Wells' use of purchase accounting for the transaction, which creates additional goodwill in excess of $7 billion, which would substantially reduce future earnings and returns on equity; and

o the opinions of First Interstate's independent financial advisors, Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated, that the exchange ratio of the FBS Merger is fair to First Interstate shareholders.

        We understand very well why our highly successful multi-state franchise, with its operating scope and strengths, is attractive to Wells Fargo. Our concern is not with Wells' interests, but the strategic alternative that is best for you.
        We expect the First Interstate/FBS combined company to achieve 1997 EPS accretion of 23% and a return on equity of 27.5%, with virtually no tangible book value dilution. Because cost reductions would be achieved through back office and staff cuts and systems integration, they can be accomplished quickly and with minimal impact to our customers and revenue. Under pooling accounting, the combined company will avoid the creation of goodwill and still be able to continue returning excess capital to shareholders through share repurchases. The company will have a reduced risk profile and an expanded foundation for future business growth across our 21-state service territory. It will have an exceptional, low-cost deposit base and be a leader in pioneering alternative delivery systems. And the combined company will be the number one ranked bank in the country in corporate cards, purchasing cards, corporate trust and ATM/POS, in addition to being among the top five banks in merchant card processing and asset management.
        Your Board and management are convinced that the FBS merger is a winning combination for the long-term benefit of our shareholders. It is unfortunate that a respected institution like Wells Fargo would jeopardize its reputation by ignoring your Board of Directors' carefully considered decision and choosing instead to recklessly pursue its hostile takeover proposal. We will not be deterred or distracted from completing our pending merger with First Bank on your behalf.
        A more detailed description of the factors considered by your Board of Directors is contained in the Schedule 14D-9. We urge you to read it carefully and in its entirety so that you will be fully informed as to the Board's recommendation.
        The date of the special meeting of First Interstate's shareholders which will be called to consider the proposed merger with FBS has not yet been set. First Interstate is not soliciting proxies from shareholders with respect to the FBS merger at this time. A joint Proxy Statement/Prospectus of First Interstate and FBS will be mailed to the Company's


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shareholders in connection with the special meeting of each company's shareholders which will be called to vote upon the merger.


                                    On behalf of the Board of Directors,


                                    William E. B. Siart
                                    Chairman and Chief Executive Officer



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